SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2009

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


          P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                    (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-96929 and 333-127340.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Reports Fourth Quarter 2008 and Year-End 2008 Financial Results dated July 13, 2009.

     2. Press Release re Magal Security Systems Announces Filing of Annual Report With the U.S. Securities and Exchange Commission dated July 13, 2009.

                                                                          ITEM 1

Magal Security Systems Reports Fourth Quarter 2008 and
Year-End 2008 Financial Results

Press Release

Source: Magal Security Systems Ltd

On Monday July 13, 2009, 7:08 am EDT

YAHUD, Israel, July 13 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced its consolidated financial results for the three and twelve months periods ended December 31, 2008. Management will hold an investors' conference call later today, at 10am ET Time, 5pm Israel time, to discuss the results.

FOURTH QUARTER 2008 RESULTS

Revenues for the fourth quarter of 2008 totaled US$29.9 million, an increase of 29.1% over the fourth quarter of 2007.

Gross profit for the fourth quarter of 2008 decreased by 22.8% compared with the fourth quarter of 2007, reaching US$6.4 million, or 21.5% of revenues. Gross margin for the quarter was negatively impacted by inventory write off of US$ 2.0 million, compared with US$646,000 in 2007 following the cancellation of a project in Latin America and the write off of certain products and equipment in the Company's North American R&D and manufacturing activities. Gross margin was also impacted by the relatively low gross margin generated by the Company's European system integration subsidiary, consolidated as of September 2007.

Operating loss for the fourth quarter of 2008 was US$21.4 million, compared with operating income of US$763,000 in the fourth quarter of 2007. The quarterly operating loss is attributable to the increase in cost of revenues, impairment of goodwill and other intangible assets amounting to US$12.9 million as well as one-time post employment and termination benefits expenses of US$2.1 million. The impairment charges were primarily attributable to the European system integration subsidiary (acquired in September 2007) and the reduction in the fair value of our U.S. subsidiary.

Net loss in the fourth quarter of 2008, was US$24.0 million, compared with net income of US$2.9 million in the fourth quarter of 2007. Loss per share for the fourth quarter of 2008 was US$2.31, compared with diluted earnings per share of US$0.28 in the same period last year.

FULL YEAR 2008 RESULTS

Revenues for the year ended December 31, 2008 was US$70.4 million, a 2.8% decrease compared with the previous year. The decrease is primarily attributable to the lower revenues generated by our Latin American subsidiary and a reduction in revenues in the United States.

Gross profit for the year decreased by 26.7% to US$21.2 million, or 30.1% of revenues, compared with US$28.9 million, or 39.9% of revenues, in 2007. This decrease is mainly attributable to the afore-mentioned inventory write offs of US$2.0 million in 2008, the contribution of our European subsidiary as indicated above, the 12.8% appreciation of the Israeli Shekel ("NIS") during 2008 against the U.S. dollar which increased the U.S. dollar value of the Company's NIS denominated expenses as well as a loss provision attributable to two strategic projects.

Operating loss for 2008 was US$28.6 million, compared with operating income of US$2.7 million in 2007. The operating loss was primarily attributable to the one-time impairment of goodwill and other intangible asset charges of US$12.9 million and one-time post employment and termination benefits expenses of US$2.6 million, the majority of which were recorded in the fourth quarter of 2008.

Net loss for 2008 was US$32.6 million compared with net income of US$1.9 million in 2007. Net Loss per share for the year ended December 31, 2008 was US$3.14, compared with diluted earnings per share of US$0.18 in the year 2007. Commenting on the results, Mr. Yaacov Perry, the Chairman of the Board of Directors of the Company, said: "Magal, a leading international provider of security, safety, site management and intelligence analysis, has undergone deep refocusing measures in recent months,. which were undertaken with a view to better equip the company to continue to grow and expand and meeting the evolving market demands through its premier portfolio. Looking ahead, Magal is now entering the next stage of its development, and I wish the incoming CEO, Eitan Livneh, the best of success in taking the company to the next echelon of growth and success."

INVESTORS' CONFERENCE CALL INFORMATION:

The Company will host a conference call on July 13, 2009 at 10:00am ET. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: 1-888-668-9141
    Israel Dial-in Number: 03-918-0610
    UK Dial-in Number: 0-800-917-5108
    International Dial-in Number: +972-3-918-0610

    at: 10:00am Eastern Time; 3:00pm UK Time; 5:00pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://www.magal-ssl.com.

About Magal Security Systems Ltd.:

Magal S3i is a leading international solution provider, in the business of Security, Safety, Site Management and Intelligence analysis. Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products optimized for perimeter, outdoor and general security applications. Magal S3i's turnkey solutions are typically integrated and managed by single sophisticated modular command and control software, supported by expert systems for real-time decision support. Magal S3i's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3i has successfully installed customized solutions and products in more than 75 countries worldwide.

    This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward- looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                      (All numbers except EPS expressed in
                              thousands of US$)

                          Year Ended December       Quarter Ended December
                                  31,                         31,
                        2008      2007      %      2008      2007       %
                                         change                      change

    Revenues          70,355    72,375    (2.8)   29,894    23,155    29.1

    Cost of
     revenues         49,205    43,510    13.1    23,476    14,837    58.2

    Gross profit      21,150    28,865   (26.7)    6,418     8,318   (22.8)

    Operating
     expenses:
    Research and
     development,
     net               6,195     5,764     7.5     1,418     1,879   (24.5)
    Selling and
     marketing        17,179    12,930    32.9     6,952     3,399   104.5
    General and
     administrative   10,888     6,561    66.0     4,378     2,333    87.7
    Impairment of
     goodwill and
     other
     intangible
     assets           12,887         -            12,887         -
    Post
     employment and
     termination
     benefits          2,582       904   185.6     2,144       (56)

    Total
     operating
     expenses         49,731    26,159    90.1    27,779     7,555   267.7

    Operating
     income (loss)   (28,581)    2,706           (21,361)      763
    Financial
     expenses, net     2,006     2,137    (6.1)      224       710   (68.5)

    Income (loss)
     from
     continuing
     operations
     before income
     taxes           (30,587)      569           (21,585)       53
    Income tax
     (tax benefit)     1,618       373   333.8     2,395      (804)

    Net Income
     from
     continuing
     operations      (32,205)      196           (23,980)      857
    Net Income
     (loss) from
     discontinued
     operations         (397)    1,686               (46)    2,022
    Net income
     (loss)          (32,602)    1,882           (24,026)    2,879

    Basic net
     earnings per
     share from
     continuing
     operations       $(3.11)     $0.02           $(2.31)    $0.08
    Basic net
     earnings
     (loss) per
     share from
     discontinued
     operations       $(0.03)     $0.16           $(0.00)    $0.20
    Basic net
     earnings
     (loss) per
     share            $(3.14)     $0.18           $(2.31)    $0.28

    Weighted average
     number of shares
     outstanding used
     in computing
     basic net
     earnings per
     share (in
     thousands)       10,397     10,395           10,397    10,397

    Diluted net
     earnings per
     share from
     continuing
     operations       $(3.11)     $0.02           $(2.31)    $0.08
    Diluted net loss
     per share
     from
     discontinued
     operations       $(0.03)     $0.16           $(0.00)    $0.20
    Diluted net
     earnings
     (loss) per
      share           $(3.14)     $0.18           $(2.31)    $0.28
    Weighted average
     number of
     shares
     outstanding
     used in computing
     diluted net
     earnings per
     share (in
     thousands)       10,397     10,431           10,397    10,398

                   CONDENSED CONSOLIDATED QUARTERLY STATEMENTS
                                    OF INCOME

             (All numbers except EPS expressed in thousands of US$)

                                                         2008
                                           Mar.      Jun.      Sept.    Dec.
                                           31,        30,       30,     31,
                                                     (In thousands

    Revenues                            $13,735   $11,319   $15,407  $29,894
    Cost of revenues                      8,900     5,897    10,932   23,476
    Gross profit                          4,835     5,422     4,475    6,418
    Operating expenses:
    Research and development, net         1,625     1,529     1,623    1,418
    Selling and marketing, net            3,142     3,432     3,653    6,952
    General and administrative            2,095     2,467     1,948    4,378
    Impairment of goodwill and other
     intangible assets                        -         -         -   12,887
    Post employment and termination
     benefits                               438         -         -    2,144
    Total operating expenses              7,300     7,428     7,224   27,779
    Operating income (loss)              (2,465)   (2,006)   (2,749) (21,361)
    Financial expenses, net                 984       415       383      224
    Income (loss) before income taxes    (3,449)   (2,421)   (3,132) (21,585)
    Income taxes (tax benefit)             (661)     (374)      258    2,395
    Income (loss) from continuing
    operations                           (2,788)   (2,047)   (3,390) (23,980)
    Loss from discontinued operations,
    net                                    (248)      (61)      (42)     (46)
    Net income (loss)                    (3,036)   (2,108)   (3,432) (24,026)

Management decided to change the accounting method applied to certain projects to the completed-contracts method and to revise the results of operations previously reported for the first three quarters of 2008.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                   (All numbers expressed in thousands of US$)

                                                   December 31,  December 31,
                                                       2008          2007
    CURRENT ASSETS:
    Cash and cash equivalents                         $ 16,835       $ 9,205
    Marketable securities                                1,000         9,464
    Short term bank deposits                             1,228        11,220
    Restricted deposit                                   3,223             -
    Trade receivables                                   15,800        26,775
    Unbilled accounts receivable                         5,055         4,053
    Other accounts receivable and prepaid expenses       5,214         5,753
    Deferred income taxes                                  714         1,936
    Inventories                                         12,728        23,785
    Cost incurred on long term contracts                 7,646             -
    Total current assets                                69,443        92,191

    Long term investments and receivables:
    Long-term trade receivables                          1,839         2,019
    Long-term loans                                        519           808
    Long-term bank deposits                              1,826         1,846
    Escrow deposit                                         860         4,442
    Severance pay fund                                   2,763         2,765
    Total long-term investments and receivables          7,807        11,880

    PROPERTY AND EQUIPMENT, NET                          8,441         8,429

    OTHER ASSETS, NET                                    2,925         7,803

    GOODWILL                                             1,874         5,610

    ASSETS ATRIBUTED TO DISCONTINUED OPERATION              47           244

    Total assets                                       $90,537      $126,157

    CURRENT LIABILITIES:
    Short-term bank credit                            $ 23,182      $ 16,434
    Current maturities of long-term bank debt              813         4,303
    Trade payables                                      13,145         7,344
    Customer advances                                    1,735        11,703
    Other accounts payable and accrued expenses         14,189       10,,881
    Total current liabilities                           53,064        50,665

    LONG-TERM LIABILITIES:
    Long-term bank debt                                  2,282         3,095
    Deferred income taxes                                  482         2,097
    Accrued severance pay                                3,823         3,873
    Total long-term liabilities                          6,587         9,065

    LIABILITIES ATRIBUTED TO DISCONTINUED OPERATION        168           849

    SHAREHOLDERS' EQUITY                                30,718        65,578

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $90,537      $126,157

    For more information:

    Magal Security Systems Ltd.
    Zev Morgenstern, CFO
    Tel: +972-3-539-1444
    E-mail: zevm@magal-ssl.com.

    Web: http://www.magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: info@gkir.com.

                                                                          ITEM 2

Magal Security Systems Announces Filing of Annual Report With the U.S. Securities and Exchange Commission

Press Release

Source: Magal Security Systems Ltd

On Monday July 13, 2009, 9:35 am EDT

YAHUD, Israel, July 13 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS), today announced that its annual report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2008 has been filed with the U.S. Securities and Exchange Commission. The annual report is available on the Company's website at www.magal-ssl.com as well as on the SEC's website on www.sec.gov. Shareholders may receive a hard copy of the annual report, free of charge, upon request.

About Magal Security Systems Ltd.:

Magal S3i is a leading international solution provider, in the business of Security, Safety, Site Management and Intelligence analysis. Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products optimized for perimeter, outdoor and general security applications. Magal S3i's turnkey solutions are typically integrated and managed by single sophisticated modular command and control software, supported by expert systems for real-time decision support. Magal S3i's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3i has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward- looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal Security Systems Ltd.
    Zev Morgenstern, CFO
    Tel: +972-(3)-539-1444
    E-mail: zevm@magal-ssl.com
    Web: http://www.magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       MAGAL SECURITY SYSTEMS LTD.
                                          (Registrant)


                                       By: /s/Zeev Morgenstern
                                           -------------------
                                           Zeev Morgensten
                                           Vice President - Finance,
                                           Chief Financial Officer and Secretary




Date:  July 14, 2009